*** VIA EMAIL ***

11 April 2013

Elvis Onyura

Adviser, Listings (Sydney)

ASX Compliance Pty Ltd

20 Bridge Street

Sydney NSW  2000

By email: elvis.onyura@asx.com.au

Dear Mr Onyura

Trading Halt Request

NOVOGEN LIMITED ACN 063 259 754 (the “Company”)

The Company requests a trading halt of its securities with effect from prior to commencement of trading on 11 April 2013.

The trading halt is requested pending an announcement by the Company in relation to a proposed material capital raising.

It is requested that the trading halt remain in place until the earlier of open of trade on  15 April

2013 or release of an announcement by the Company regarding the proposed capital raising.

The Company has also requested a trading halt for the Company’s ADRs  trading on the

NASDAQ from prior to the commencement of trading on 11 April 2013 (US Eastern time),

with trading to resume on 15 April 2013 (US Eastern time).

The Company is not aware of any reason why the trading halt should not be granted.

For and on behalf of the Board

Andrew Bursill

Company Secretary

NOVOGEN LIMITED

ABN 37 063 259 754

Level 1, 1-7 Waterloo Road

North Ryde NSW 2113